SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                 RYANAIR LAUNCHES BIGGEST EVER SUMMER SCHEDULE
                         WITH YOUNGEST FLEET IN EUROPE

                      300 ROUTES TO 22 EUROPEAN COUNTRIES

         3 M SEAT SALE FOR EUR 0.99 EXTENDED FOR 1 WEEK ON WWW.RYANAIR.COM

Ryanair, Europe's largest low fares airline today (Wednesday, 11th January 2006) launched its full Summer Schedule on www.ryanair.com, running from 28th March to 28th October 2006. This year's Summer Schedule has Europe's lowest fares and Europe's youngest aircraft fleet.

Speaking today, Peter Sherrard, Ryanair's Head of Communications, said:

        "Ryanair's 2006 Summer Schedule gives passengers the choice of a record 300 routes to/from 22 European countries at unbeatable prices. That is 80 routes more than last year and more than 120,000 low fare seats every day of the summer.


        "No one beats Ryanair for price, choice or reliability and our advice to passengers looking for the best summer bargains is to book early on www.ryanair.com".

Ends.Wednesday, 11th January 2006

For further information:

Peter Sherrard - Ryanair    Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228      Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 January 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director